April 8, 2002


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Avenue Entertainment Group ("Avenue") and, under the date of April 10, 2001, we reported on the consolidated financial statements of Avenue as of and for the years ended December 31, 2000 and 1999. On March 25, 2002, our appointment as principal accountants was terminated. We have read the Company's statements included under
Item 4 of its Form 8-K dated April 10, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Avenue's statement that the change was recommended by the Board of Directors.

Very truly yours,




KPMG LLP